

JB Joseph · 3rd

President & Co-Founder at CrowdLustro

Charleston, South Carolina, United States · 351 connections ·

Contact info

CrowdLustro

Experience

President & Co-Founder
CrowdLustro
Aug 2020 – Present · 7 mos
Charleston, South Carolina

President & Co-Founder at CrowdLustro, an online aggregator for equity and debt crowdfunding deals from all crowdfunding portals. CrowdLustro is designed to assist users with researching Title III Crowdfunding deals without having to visit each individual platform. It is also a diligence platform that lets the crowd participate in writing research reports on equity crowdfunding deals.

LawCloud
2 yrs 2 mos

Consultant
Jan 2021 – Present · 2 mos
Charleston, South Carolina

Oversaw all operations and technology development of legal technology startup focused on equity crowdfunding and capital raising activities. Oversaw tech team in building a robust proprietary platform that allows users to easily complete highly complex offering documents in a simple Turbo Tax like software. Assisted in process of adding significant new features to improve client ...see more

COO
May 2019 – Jan 2021 · 1 yr 9 mos
Charleston, South Carolina

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Gold Ridge Asset Management, LLC
2 yrs 2 mos

Advisor
Jan 2021 – Present · 2 mos
Charleston, South Carolina

Assisted small private equity firm with oversight and analysis of portfolio companies and investment opportunities. Screened potential investment opportunities and assisted in the diligence process. Oversaw operational issues, including correspondence with portfolio companies to keep up to date on operations and overseeing internal operations and technology projects.

Portfolio Operations Manager
Jan 2019 – Jan 2021 · 2 yrs 1 mo
Charleston, South Carolina

Advisory Committee Member
Charleston Angel Conference
Aug 2017 – Jan 2019 · 1 yr 6 mos
Charleston, South Carolina

Associate
Charleston Angel Partners
May 2017 – Jan 2019 · 1 yr 9 mos
Charleston, South Carolina

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Education

The Citadel
Master of Business Administration
2019

Charleston School of Law
Juris Doctor
2014

Bethany College
Bachelor of Art, Political Science
2010

Volunteer experience

Executive Committee Member
The Leukemia & Lymphoma Society - Charleston
Mar 2018 – Oct 2018 • 8 mos

Subject Matter Expert
SC Small Business Development Centers
Jun 2018 – Jun 2020 • 2 yrs 1 mo

Accomplishments

3 Organizations
Alpha Sigma Phi | Beta Gamma Chapter • Bethany College Green Initiative • The Gordie Foundation | Bethany College Chapter

Interests

Babson College
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Pittsburgh Technology Council
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Innovation Works
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NASA - National Aeronautics and Space A
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Robert Herjavec
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The Citadel
37,855 followers

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